Exhibit 21.1

Subsidiaries of Getaround, Inc.*

Name of Subsidiary	Jurisdiction of Organization
Getaround Operations LLC	Delaware
Getaround SAS	France

* Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of Getaround, Inc. are omitted because, considered in the aggregate, they would not constitute a “significant subsidiary” (as defined in Rule 1-02(w) of Regulation S-X).